UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or Section 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 10, 2021

SOFTWARE ACQUISITION GROUP INC. II
(Exact name of registrant as specified in its charter)

Delaware	001-39514	85-1525734
(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer
incorporation or organization)		Identification Number)

1980 Festival Plaza Drive, Suite 300

Las Vegas, Nevada 89135

(310) 991-4982
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	SAIIU	The Nasdaq Capital Market
Class A common stock	SAII	The Nasdaq Capital Market
Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50	SAIIW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously disclosed, on January 31, 2021, Software Acquisition Group Inc. II, a Delaware corporation (“SWAG”) entered into a business combination agreement (the “Business Combination Agreement”) with Otonomo Technologies Ltd., a company organized under the laws of the State of Israel (the “Company” or “Otonomo”) and Butterbur Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”).

On July 10, 2021, SWAG, Otonomo and Merger Sub entered into an amendment (the “Amendment”) to the Business Combination Agreement to extend the “Termination Date” under the Business Combination Agreement from July 31, 2021 to September 30, 2021.

The foregoing description of the Amendment is not complete and is subject to and qualified in its entirety by reference to the Amendment, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1, and the terms of which are incorporated by reference herein.

Additional Information

This Current Report on Form 8-K (this “Report”) relates to a proposed business combination between SWAG and Otonomo (the “Business Combination”). In connection with the proposed business combination, Otonomo has filed a registration statement on Form F-4 that includes a preliminary proxy statement of SWAG in connection with SWAG’s solicitation of proxies for the vote by SWAG’s stockholders with respect to the proposed Business Combination and a prospectus of Otonomo. Once the registration statement is effective, the proxy statement/prospectus will be sent to all Company stockholders and Otonomo and SWAG will also file other documents regarding the proposed Business Combination with the SEC. This Report does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed Transactions.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Otonomo and SWAG through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Otonomo may be obtained free of charge from the Otonomo’s website at www.otonomo.io or by written request to Otonomo at Otonomo Technologies Ltd., 16 Abba Eban Blvd., Herzliya Pituach 467256, Israel.

Participants in Solicitation

Otonomo, SWAG and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SWAG’s shareholders with respect to the proposed Business Combination. You can find information about SWAG’s directors and executive officers and their ownership of SWAG’s securities in SWAG’s final prospectus relating to its initial public offering, dated September 14, 2020, which was filed with the SEC on September 15, 2020 and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the participants in the solicitation of proxies from SWAG’s shareholders and their direct and indirect interests will be included in the proxy statement/prospectus for the proposed Business Combination when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

This Report includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between Otonomo and SWAG, including statements regarding the anticipated timing of the Business Combination. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SWAG and its management, and Otonomo and its management, as the case may be, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Report, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SWAG’s securities, (ii) the risk that the transaction may not be completed by SWAG’s Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by SWAG, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Business Combination Agreement by the shareholders of Otonomo and SWAG, the satisfaction of the minimum trust account amount following redemptions by SWAG’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the effect of the announcement or pendency of the transaction on Otonomo’s business relationships, performance, and business generally, (vii) risks that the proposed Business Combination disrupts current plans of Otonomo and potential difficulties in Otonomo employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Otonomo or against SWAG related to the Business Combination agreement or the proposed Business Combination, (ix) the ability of Otonomo to list its ordinary shares on the Nasdaq, (x) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Otonomo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Otonomo’s business and changes in the combined capital structure, and (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and to identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SWAG’s, Quarterly Report on Form 10-Q, and other documents filed by SWAG from time to time with the U.S. Securities and Exchange Commission (the “SEC”) and the registration statement on Form F-4 and proxy statement/prospectus discussed above. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Otonomo and SWAG assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Nothing in this Report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Report, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Neither Otonomo nor SWAG undertakes any duty to update these forward-looking statements.

Any financial and capitalization information or projections in this Report are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Otonomo’s and SWAG’s control. While such information and projections are necessarily speculative, Otonomo and SWAG believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this Report should not be regarded as an indication that Otonomo or SWAG, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1	Amendment, dated July 10, 2021, to Business Combination Agreement, dated as of January 31, 2021, by and among Software Acquisition Group Inc. II, Butterbur Merger Sub Inc. and Otonomo Technologies Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 12, 2021

SOFTWARE ACQUISITION GROUP INC. II

By:	/s/ Jonathan S. Huberman
Name:	Jonathan S. Huberman
Title:	Chief Executive Officer

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